[LETTERHEAD OF IN MEDIA CORP.]



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington DC 20549
Attn: Jessica Dickerson
May 5, 2011

Ref: Comments letter dated April 29, 2011 on IN Media Corporation Form 10-K
     December 31, 2010

Dear Ms Dickerson,

Following our telephone discussion this morning I formally apply for a ten day extension through May 27, 2011. We are currently involved in the preparation of our 10Q for the quarter ended March 31, 2011 and need the additional time to adequately address your comments while ensuring that we meet the 10Q filing deadline of May 15, 2011.

Sincerely


/s/ Simon Westbrook
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Simon Westbrook
Chief Financial Officer